Exhibit 21.1

SUBSIDIARIES OF SJW GROUP
AS OF DECEMBER 31, 2018

San Jose Water Company, incorporated in the State of California, doing business as San Jose Water Company.

SJW Land Company, incorporated in the State of California, doing business as SJW Land Company.

SJWTX, Inc., incorporated in the State of Texas, doing business as SJWTX, Inc. and as Canyon Lake Water Service Company.